Filing under Rule 425 under
the Securities Act of 1933
Filing by: Qiao Xing Universal Resources, Inc.
Subject Company: Qiao Xing Mobile Communication Co., Ltd
SEC File No. of Qiao Xing Mobile Communication Co., Ltd: 001-33430

EXPLANATORY NOTE
     Exhibit 99.1 of our Report on Form 6-K dated September 13, 2010 is being amended by this Amended Report on Form 6-K/A dated September 13, 2010 solely for the purpose of replacing prior Slide No. 10 with the amended Slide No. 10 in order to present the correct photograph of our Molybdenum Processing Plant in Chifeng — Inner Mongolia. Due to an administrative error, an incorrect photograph was previously presented. No other Slides in the Power Point Presentation have been amended.

1 Owns license to explore a mine covering 53.9 km2 , where 32.3 km2 have proven reserves of 30,985 tons of Molybdenum; the remaining 21.6 km remain unexplored, but likely to contain additional reserves of copper-molybdenum and other metals. Mine is located approximately 745 km northeast of Beijing, with well-developed highway and railway systems as well as established power lines, water supply & recycling system Existing production facility has capacity to produce 3,900 tons of molybdenum concentrate per annum Molybdenum Assets Molybdenum Processing Plant in Chifeng - Inner Mongolia Management expects the Molybdenum plant to generate net profit of US$24 million in fiscal year of 2011, at current prices and exchange rate. Capacity Expansion -Tons Molybdenum concentrate Cash Cost @ $4.36 per pound of molybdenum metal